--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                            ------------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                           (FINAL AMENDMENT NO. 3)


                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                (NAME OF ISSUER)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               REDEEMABLE CLASS B COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   83083P126
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ZALMAN SILBER
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                350 FIFTH AVENUE
                            NEW YORK, NEW YORK 10118
                                 (212) 564-2224

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                AUGUST 11, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
                               PAGE 1 OF 3 PAGES

                           CALCULATION OF FILING FEE


         Transaction Valuation                  Amount of Filing Fee(1):
              $673,126.00                               $135.00

(1) In accordance with Rule 240.0-11(b)(2) and Rule 240.0-11(a)(4) under the Securities Exchange Act of 1934, the filing fee was calculated based upon the closing bid price of $2.625 per share of Common Stock, multiplied by 256,429, the maximum number of shares of Common Stock sought to be exchanged pursuant to the exchange offer.
/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         $135.00
Form or Registration No.:       Schedule 13E-4
Filing Party:                   Skyline Multimedia Entertainment, Inc.
Date Filed:                     August 11, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Final Amendment No. 3 (this 'Amendment') to Issuer Tender Offer Statement on Schedule 13E-4 filed on August 11, 1997, as amended on September 9, 1997 and October 7, 1997 (the 'Statement') is being filed by Skyline Multimedia Entertainment, Inc. (the 'Company'), a New York corporation, and relates to the offer by the Company to holders of its outstanding Redeemable Class B Warrants (the 'Class B Warrants'), upon and subject to the terms and conditions set forth in the Offering Circular, dated August 11, 1997 (the 'Offering Circular'), filed as Exhibit (a)(i) to the Statement, of one newly issued share of the Company's common stock, par value $.001 per share (the 'Common Stock'), in exchange for each 7 outstanding Class B Warrants (the 'Exchange Offer'). This Amendment is being filed in connection with the expiration and termination of the Exchange Offer as of 5:00 p.m., New York City time, on Tuesday, November 4, 1997. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular. The Exchange Offer was terminated as a result of the failure to satisfy the condition to receive at least 95% tender of both Class A and Class B Warrants and as a result of certain changes in the financial condition and prospects of the Company. All Class B Warrants tendered will be promptly returned to warrantholders. This Amendment constitutes the final amendment to the Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            SKYLINE MULTIMEDIA ENTERTAINMENT,
                                          INC.
                                          By: /s/ ZALMAN SILBER
                                              ---------------------------------
                                                       Zalman Silber
                                               President and Chief Executive
                                                         Officer


Dated: November 6, 1997


                                      3